, , OMB APPROVAL
, UNITED STATES, OMB Number:     3235-0145
, SECURITIES AND EXCHANGE COMMISSION, Expires:     October 31, 1997
, Washington, D.C.  20549, Estimated average burden
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  3  )*
LOMAS FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, par value $1.00
(Title of Class of Securities)
, 541535100
, (CUSIP Number)


Check the following box if a fee is being paid with this statement, , . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities de ownership of five percent or less of such class.)  (See Rule 13d-7.)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subje ld alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the ection of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)

CUSIP No., 	541535100, 13G, Page, 		2, of, 		4, Pages

1, NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	CS First Boston, Inc.
	13-2853402
2, CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*, , ,
, , (a), ,
, , , ,
, , (b), X,
, , , ,
3, SEC USE ONLY
4, CITIZENSHIP OR PLACE OF ORGANIZATION
, 	State of Delaware, , ,



NUMBER OF, 5, SOLE VOTING POWER
153,600 Shares of Common Stock, par value $1.00
SHARES
BENEFICIALLY
OWNED BY
EACH, 6, SHARED VOTING POWER
	-0-
REPORTING
PERSON
WITH, 7, SOLE DISPOSITIVE POWER
153,600 Shares of Common Stock, par value $1.00
, 8, SHARED DISPOSITIVE POWER
	-0-
9, AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	153,600 Shares of Common Stock, par value $1.00
10, CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	N/A
11, PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	0.76%
12, TYPE OF REPORTING PERSON*
	HC
*SEE INSTRUCTION BEFORE FILLING OUT!

Amendment No. 3

	This Amendment No. 3 amends a Schedule 13G previously filed by CS First Boston,
 Inc. (formerly known as CS First Boston Group, Inc.

Items 4 and 5 are hereby replaced by the following:


,
,
Item 4., Ownership*
February 9, 1994, and Amendment No. 2 thereto, dated February 9, 1995, and relates to the Common Stock, par value $1.00, of Lomas Fi

Items 4 and 5 are hereby replaced by the following:


,
,
Item 4., Ownership*
ned herein shall have the meanings ascribed to such terms in the Schedule 13G.

Items 4 and 5 are hereby replaced by the following:


,
,
Item 4., Ownership*
(a), Amount Beneficially Owned:
	153,600 Shares of Common Stock, par value $1.00
(b), Percent of Class:
	0.76%
(c), Number of shares as to which such person has:
, (i), sole power to vote or to direct the vote
153,600 Shares of Common Stock, par value $1.00
, (ii), shared power to vote or to direct the vote
	-0-
, (iii), sole power to dispose or to direct the disposition of 153,600 Shares of Common Stock, par value $1.00
, (iv), shared power to dispose or to direct the disposition of
	-0-
Item 5., Ownership of Five Percent or Less of a Class
, If this statement is being filed to report that as of the date thereof the reporting person has ceased to be the beneficial owner


SIGNATURE

After reasonable inquiry and to the best of my
 knowledge and belief, I certify that the information set forth in this statement is t


, CS FIRST BOSTON, INC.

, Lori M. Russo
Vice President and Assistant Secretary
, Date


* 100% of the outstanding Voting Common Stock of CSFBI and approximately 78% of the outstanding Non-Voting Common Stock of CSFBI is ederal securities laws, may be deemed to ultimately control CSFBI. CS Holding, its executive officers and directors and its direct res are not reported in this Statement. CS Holding disclaims beneficial ownership of Shares beneficially owned by its direct and in








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